UPDATED CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$19,400,000	100%	$19,400,000	$762.42 (1)

(1)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. $19,470.44 of the registration fees paid in respect of the securities covered by the registration statement of which the pricing supplement is a part remain unused. $762.42 of that amount is being offset against the registration fee for this offering and $18,708.02 remains available for future registration fees.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-131369

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page P4 of product supplement ARN-2.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$19,400,000
Underwriting discount (1)	$.20	$388,000
Proceeds, before expenses, to SEK	$9.80	$19,012,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“ARNs®” is a registered service mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s 100”, “S&P 100®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. SEK is an authorized sublicensee.

Merrill Lynch & Co.

June 25, 2008

Summary

The Accelerated Return NotesSM Linked to the S&P 100® Index due August 28, 2009 (the “Notes”) are senior, unsecured debt securities of AB Svensk Exportkredit (Swedish Export Credit Corporation) that provide a leveraged return for investors, subject to a cap, if the level of the S&P 100® Index (the “Index”) increases moderately from the Starting Value of the Index, determined on June 25, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value of the Index, determined on Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Public Offering Price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Capped Value of 17.07%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, reflecting the Starting Value of 601.4500, the closing level of the Index on the Pricing Date and a Capped Value of $11.7070.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value:  601.4500

Hypothetical Ending Value:   481.1600

$10 ×	(481.1600)	= $8.00
601.4500

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 102% of the Starting Value:

Starting Value:  601.4500

Hypothetical Ending Value:   613.4790

$10 +	($30 ×	(613.4790 – 601.4500))	= $10.60
601.4500

Payment at maturity (per unit) = $10.60

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value:  601.4500

Hypothetical Ending Value:   721.7400

$10 +	($30 ×	(721.7400 – 601.4500))	= $16.00
601.4500

Payment at maturity (per unit) = $11.7070 (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for the Starting Value of 601.4500 and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.550% per annum, as more fully described below.

The table below reflects the Capped Value of $11.7070.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
300.73	-50.00%	$5.0000	-50.00%	-52.36%	-49.34%
360.87	-40.00%	$6.0000	-40.00%	-40.09%	-37.23%
421.02	-30.00%	$7.0000	-30.00%	-28.92%	-26.17%
481.16	-20.00%	$8.0000	-20.00%	-18.62%	-15.95%
541.31	-10.00%	$9.0000	-10.00%	-9.02%	-6.41%
553.33	-8.00%	$9.2000	-8.00%	-7.17%	-4.57%
565.36	-6.00%	$9.4000	-6.00%	-5.35%	-2.76%
577.39	-4.00%	$9.6000	-4.00%	-3.54%	-0.97%
589.42	-2.00%	$9.8000	-2.00%	-1.76%	0.81%
601.45 (3)	0.00%	$10.0000	0.00%	0.00%	2.56%
613.48	2.00%	$10.6000	6.00%	5.17%	4.29%
625.51	4.00%	$11.2000	12.00%	10.18%	6.01%
637.54	6.00%	$11.7070 (4)	17.07%	14.29%	7.71%
649.57	8.00%	$11.7070	17.07%	14.29%	9.39%
661.60	10.00%	$11.7070	17.07%	14.29%	11.05%
721.74	20.00%	$11.7070	17.07%	14.29%	19.12%
781.89	30.00%	$11.7070	17.07%	14.29%	26.83%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from July 7, 2008 to August 28, 2009, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.550%% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $11.7070.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement and the sections “Risks Associated With Foreign Currency Notes And Indexed Notes” and “Description of the Notes – Risks Relating to Jurisdiction and Enforcement of Judgments” included in the prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales of the stocks underlying the Index by Merrill Lynch and its affiliates may affect your return.

▪	Merrill Lynch and its affiliates may do business with underlying companies.

▪	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

▪

You are willing to accept that there is no assurance that the Notes will be listed and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market (see “Other Provisions and Considerations” below).

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 17.07%.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions and Considerations

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

AMEX has entered into an agreement to be acquired by NYSE Euronext, the parent company of the New York Stock Exchange and NYSE Arca. The acquisition is subject to certain regulatory approvals, but may close in August 2008. NYSE Euronext has stated that, if the acquisition is completed, issuers of structured products (such as the Notes) listed on AMEX will be required to delist those securities, but may apply to relist the securities on

NYSE Arca. In that event (and subject to the NYSE Arca listing requirements to which the relisted Notes would be subject being, in our judgment, not materially more onerous than the current AMEX listing requirements), we expect to use our reasonable efforts to effect the listing of the Notes on NYSE Arca.

The Index

The S&P 100 Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) and is a subset of the S&P 500 Index.

The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of May 31, 2008, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 74% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds.

The S&P 100 Index was introduced in 1983 and comprises 100 leading U.S. stocks with exchange-listed options. Constituents of the S&P 100 Index are generally among the largest and most established companies in the S&P 500 Index. To be included in the S&P 100 Index, a company must maintain exchange-listed options, be a U.S. company (determined by reference to location of operations, corporate structure, accounting standards and exchange listings) and have a market capitalization in excess of $5 billion, public float of at least 50%, four consecutive quarters of positive as-reported earnings and a ratio of annual dollar value traded to market capitalization of at least 0.30, with greater liquidity signaling market importance and increasing the likelihood of selection for the S&P 100 Index. Continued inclusion is not necessarily subject to these guidelines as S&P strives to minimize unnecessary turnover in membership in the S&P 100 Index and each removal is determined on a case-by-case basis. A substantial violation of one or more of the inclusion criteria, often through merger, acquisition or restructuring activity, is a criterion for removal. In past years, the turnover among stocks in the S&P 100 Index has been even lower than in the S&P 500 Index. The sector balance of the S&P 100 Index is maintained in line with the sector composition of the S&P 500 Index. A list of the companies included in the S&P 100 Index can be found at www.indices.standardandpoors.com.

The S&P 100 Index does not reflect the payment of dividends on the stocks included in the S&P 100 Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes.

The following graph sets forth the historical performance of the Index in the period from January 2003 through May 2008. This historical data on the S&P 100 Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Index was 601.4500.

All disclosure contained in this term sheet regarding the S&P 100 Index or the S&P 500 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor’s. SEK and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the S&P 100 Index, the S&P 500 Index or any successor index.

Computation of the S&P 500 Index

While S&P currently employs the following methodology to calculate the S&P 500 Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the amount an investor receives on the maturity date of the Notes.

Historically, the market value of any underlying stocks included in the S&P 500 Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, S&P began shifting the S&P 500 Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500 Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500 Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500 Index (i.e. its market value).

Under float adjustment, the share counts used in calculating the S&P 500 Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard & Poor’s defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings of other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of a company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500 Index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares”, shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing (x) the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by (y) the total shares outstanding. The float-adjusted index is then calculated by dividing (w) the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by (z) the index divisor. For companies with multiple classes of stock, Standard & Poor’s calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500 Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943 (the “base period”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total market value of the component stocks by the “index divisor”. By Itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it serves as a link to the original base period level of the S&P 500 Index. The index divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index.

S&P 500 Index Maintenance

S&P 500 Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spin-offs.

To prevent the level of the S&P 500 Index from changing due to these corporate actions, all corporate actions which affect the level of the S&P 500 Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value of an individual company, the level of the S&P 500 Index remains constant. This helps maintain the level of the S&P 500 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500 Index is not caused by the corporate action of an individual company. All index divisor adjustments are made after the close of trading and after the calculation of the S&P 500 Index closing level.

Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500 Index and do not require divisor adjustments.

Changes in a company’s shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion or preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesday for implementation after the close of trading on Wednesday. Changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December and are usually announced two days prior.

Also, changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September when IWFs are reviewed.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the S&P 100 Index or any data included in the S&P 100 Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the calculating agent, the holders of the Notes or any other person or entity from the use of the S&P 100 Index or any data included in the S&P 100 Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. Standard & Poor’s makes no express or implied warranties and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 100 Index or any data included in the S&P 100 Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage, including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes, and SEK is an authorized sublicensee of MLPF&S. The license agreement between Standard & Poor’s and MLPF&S provides that the following language must be stated in this document.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 100 Index to track general stock market performance. S&P’s only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 100 Index which is determined, composed and calculated by S&P without regard to SEK or the Notes. S&P has no obligation to take the needs of SEK or the holders of the Notes into consideration in determining, composing or calculating the S&P 100 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to be initially sold, or quantities of the Notes to be issued or in the determination of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

Certain U.S. Federal Income Taxation Considerations

See the discussion under the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement ARN-2.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-2, dated March 26, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508065190/d424b3.htm

▪	Prospectus and prospectus supplement, each dated January 30, 2006:

http://www.sec.gov/Archives/edgar/data/352960/000104746906001120/a2167086z424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK.”, “we”, “us” and “our” are to AB Svensk Exportkredit (Swedish Export Credit Corporation), and references to “Merrill Lynch” and “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain of the Structured Investments it offers (“Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These underlying investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to describe fully any particular Structured Investment, including the Notes, nor guarantee any particular performance.